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                                                                   EXHIBIT 99.18

                                                                     [STAMPS]

                                 NO. 2000-63917

JACK T. HAMMER                          )         IN THE DISTRICT COURT OF
                                        )
                                        )
          Plaintiff,                    )
                                        )
VS.                                     )         HARRIS COUNTY, TEXAS
                                        )
                                        )
SERVICE CORPORATION                     )
INTERNATIONAL, ROBERT L.                )
WALTRIP, L. WILLIAM                     )
HEILIGBRODT, GEORGE R.                  )
CHAMPAGNE, W. BLAIR WALTRIP,            )
JAMES M. SHELGER, WESLEY T.             )
MCRAE AND PRICEWATERHOUSE               )
COOPERS, L.L.P.                         )
                                        )
          Defendant.                    )         165 JUDICIAL DISTRICT


                         PLAINTIFF'S ORIGINAL PETITION

     Comes now plaintiff, Jack T. Hammer, and states his complaint against the defendants and shows this Court as follows:

                           I. DISCOVERY CONTROL PLAN

     1. Plaintiff intends to conduct discovery pursuant to Level 3. Tex. R. Civ. P. 190.4.

                              II. NATURE OF ACTION

     2. This is a securities action brought by plaintiff who, in July, 1998, was the owner of 1,090,196 shares of common stock of defendant Service Corporation International ("SCI"), and 41,500 shares of common stock and 30,000 options to purchase the common stock of Equity Corporation International ("ECI") and who was a director of ECI.

Plaintiff's Original Petition


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                          III. JURISDICTION AND VENUE

     3. The claims asserted herein arise under the Texas Securities Act, Tex. Rev. Civ. Stat. Art. 581-33, Tex. Bus. & Comm. Code Section 27.01, and are for common law fraud, negligent misrepresentation and conspiracy.

     4.   This Court has jurisdiction pursuant to Tex. Gov. Code Sections
24.007 and 24.008.

     5.   Venue is proper in this Court pursuant to Tex. Civ. Prac. & Rev. Code
Section 15.002.

                                   IV. PARTIES

     6.   Plaintiff is an individual residing in the State of Florida.

     7. SCI is a Texas corporation which has its principal place of business in Harris County, Texas.

     8. Robert L. Waltrip ("Waltrip") is a resident of Harris County, Texas who was the Chief Executive Officer and Chairman of the Board of Directors of SCI since before July 22, 1998.

     9. L. William Heiligbrodt ("Heiligbrodt") is a resident of Harris County, Texas, who was the President and Chief Operating Officer of SCI since before August, 1998 until February 11, 1999.

     10. George R. Champagne ("Champagne") is a resident of Harris County, Texas, who was the Executive Vice President and Chief Financial Officer of SCI since before July 22, 1998.

     11. W. Blair Waltrip ("Blair Waltrip"), a resident of Harris County, Texas, is the son of Robert L. Waltrip and has been an Executive Vice President of SCI since before July 22, 1998.

Plaintiff's Original Petition          2

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    12. James M. Shelger ("Shelger"), a resident of Harris County, Texas, is the
Senior Vice President, Secretary and General Counsel of SCI and has held such position since before July 22, 1998.

    13. Defendant Wesley T. McRae ("McRae"), a resident of Harris County, Texas, was the Controller of SCI during 1998.

    14. Defendant PricewaterhouseCoopers, L.L.P. ("Pricewaterhouse") is a national accounting firm with offices throughout the United States, including two in Harris County Texas, one at 1201 Louisiana Street, Suite 2900, Houston, Texas 77002-5678 and another at 1100 Louisiana Street, Suite 4100, Houston, Texas 77002-9980. Pricewaterhouse was SCI's independent public accounting firm at all times relevant hereto.

                             V. FACTUAL ALLEGATIONS

    15. In 1997, plaintiff was the owner of 1,090,196 shares of SCI common stock.

    16. SCI and ECI had been a combined company until sometime in 1997 when SCI spun-off its interest in ECI in order to free itself to pursue an acquisition of another company in the funeral home business. After the spin-off, plaintiff purchased 41,500 shares of ECI stock, purchased options to acquire additional ECI stock and was elected to ECI's board of directors.

    17. On July 22, 1998, ECI was contracted by SCI to arrange a meeting to discuss strategic considerations and the current and future trends in the funeral home industry, including opportunities resulting from SCI's recent acquisition of American Memorial Life Insurance Company which specialized in final care insurance products.

Plaintiff's Original Petition          3

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     18.  The majority of the board of directors and senior management of ECI believed that SCI was an attractive merger prospect for ECI in the summer of 1998. On April 23, 1998, SCI had announced record revenues and earnings, increased margins, and "increased investment returns associated with the larger asset base from cemetery merchandise and endowment care trust funds."

     19. On July 23, 1998, SCI announced its second quarter results over the PR NEWSWIRE, reporting record revenues and income, and, importantly, discounting any effect that declining death rates would have on it by touting SCI's international expansion and "fundamentals" in the funeral industry:

     "Strong North American cemetery results contributed impressively to our quarterly earnings growth, more than offsetting the effect on the funeral segment of lower than expected North American mortality rates. Funeral volumes improved in June after experiencing unusually weak volumes in April and May," said R.L. Waltrip, SCI's Chairman and Chief Executive Officer. Waltrip added, "We continue to be pleased with our progress overseas. Our international expansion continues at a tremendous pace and new opportunities are appearing almost daily."

     20. This statement was false and misleading when made because it tended to portray SCI's international growth as being able to "more than offset" any decline in death rates. As subsequently demonstrated below, however, such international expansion was not able to shield SCI from declining death rates, and other negative factors. This press release continued with more misleading statements:

     Commenting on the results, L. William Heiligbrodt, SCI's President and Chief Operating Officer said, "Fluctuations in mortality rates present operational challenges over certain time periods; however, the fundamentals of the funeral service industry remain strong. Our properties include many of the premier funeral businesses in major metropolitan markets around the world, providing

Plaintiff's Original Petition          4

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     excellent opportunities for growth. Our newly formed financial services group and its acquisition of American Memorial Life Insurance Company will increase our prearranged funeral marketing efforts, providing for future funeral volume to maintain our consistent performance."

     21. The statement was also false and misleading because it portrayed SCI as being insulated from problems associated with declining death rates. This, however, was not the case as SCI would be forced to later disclose.

     22. On July 27, 1998, representatives of ECI and SCI met and discussed, on a conceptual basis, the merits of a possible combination of these companies. At the meeting, SCI, through its president, Heiligbrodt, expressed strong interest in exploring a strategic combination of SCI and ECI and delivered a letter dated July 27, 1998, to ECI's Chief Executive Officer, James P. Hunter, III ("Hunter"). The letter, signed by defendant Waltrip, indicated that SCI believed that it would be mutually beneficial for ECI and SCI to consider a corporate combination and that the economic and market factors of such a combination would, in defendant Waltrip's belief, allow both companies to best serve their stockholders. The letter further requested that the communication be kept confidential and requested an opportunity for defendant Waltrip and other SCI officers to meet with Hunter and ECI's Board of Directors for the purpose of exploring such a combination.

     23. Following the July 27, 1998 meeting, ECI formally retained ABN AMRO as its financial advisor. SCI hired J.P. Morgan & Co. ("J.P. Morgan") as its financial advisor. Negotiations for the Merger began in earnest.

24. J.P. Morgan informed ABN AMRO that SCI had a potential interest in making a proposal to combine ECI and SCI by providing ECI stockholders with SCI Common Stock with

Plaintiff's Original Petition          5

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a value in a range beginning at $26.00 per share, assuming certain synergies could be achieved. ABN AMRO informed J.P. Morgan that ECI was not "for sale" and that ECI was exploring its strategic and financial alternatives, but that ECI would be willing to go to its Board of Directors to seek authorization to entertain a potential proposal. Representatives of ABN AMRO and J.P. Morgan had several conversations regarding possible synergies realizable in a combination and the resulting impact on SCI's level of interest in a combination with ECI.

     25. On July 30, 1998, J.P. Morgan informed ABN AMRO that SCI might envision a proposal in the range of $27.00 per share in SCI Common Stock for each share of ECI Common Stock, subject to negotiation of specific economic terms and a definitive agreement. Mr. Hunter informed the Board of Directors of ECI, including plaintiff, of the developments with SCI. Pursuant to these continuing discussions, the Board of Directors authorized Mr. Hunter to enter into bilateral confidentiality agreements with SCI to facilitate ECI's review of alternatives. During the period from July 30, 1998 to August 2, 1998, SCI's legal representatives provided a proposed form of Merger Agreement for ECI's consideration. In response, ECI's legal advisors provided general comments on the draft form of Merger Agreement with the objective of further understanding the terms SCI might contemplate in a transaction, and commenced a due diligence investigation of SCI.

     26. On August 4 and 5, 1998, ABN AMRO and ECI's legal advisors held several discussions with SCI, its financial and legal advisors to negotiate the financial and legal terms of a possible combination for consideration by their respective Boards of Directors. Among the issues for discussion was the impact of the recent drop in the sale price of SCI Common Stock on

Plaintiff's Original Petition          6

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August 4, a date when the Dow Jones Industrial Average dropped over 290 points.
These discussions resulted in a proposal that ECI stockholders would receive SCI Common Stock valued at $27.00 per share, based upon an exchange ratio of the average selling price of SCI Common Stock for the ten trading days ending three trading days prior to the effective time of the Merger, provided that such price would be no more than $41.50 per share (resulting in a minimum ratio of 0.65060) and no less than $34.00 per share (resulting in a maximum ratio of 0.79412 per share).


     27. ECI's Board of Directors met during the afternoon on August 5, 1998 to consider the status of discussions regarding the proposed transaction. ABN AMRO updated ECI's Board of Directors on the financial aspects of the proposed transaction. The Board of Directors also discussed the terms and conditions of the proposed Merger Agreement, the status of the due diligence review of, and negotiations with, SCI, reviewed the fiduciary duties of the Board of Directors in connection with the proposed business combination and other matters. Following these discussions and based on the information provided by defendants, ECI's Board of Directors authorized its legal and financial advisors to continue to pursue the proposed transaction with SCI.


     28. Due to the pending Merger negotiations, plaintiff was instructed by counsel for ECI that he could not buy or sell any of his stock or options in ECI or SCI. This prohibition continued through the executory period of the resultant Merger Agreement which did not end until the closing of the Merger on January 19, 1999. Plaintiff scrupulously complied with these instructions and did not sell any of his stock or options.

Plaintiff's Original Petition          7

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     29.  In the early morning of August 6, 1998, ECI's Board of Directors met to consider the proposed transaction with SCI and the proposed Merger Agreement. At the meeting, ECI's financial and legal advisors discussed the proposed SCI transaction and made presentations to ECI's Board of Directors regarding the proposed transaction. ECI's legal advisors presented the proposed Merger Agreement and summarized its terms and related documents.

     30. ABN AMRO reviewed with ECI's Board of Directors various financial and other information relating to the transaction and delivered its opinion that, as of August 6, 1998, the exchange ratio contemplated in connection with the Merger was fair to ECI's stockholders from a financial point of view.

     31. Thereafter, ECI's Board of Directors unanimously authorized and approved the Merger Agreement with two abstentions, including the plaintiff. The Merger Agreement was executed on August 6, 1998 and publicly announced by each of ECI and SCI prior to the opening of the stock markets.

     32. In the Merger Agreement, SCI represented that at the closing date of the Merger, there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition (Sections 4.7 and 10.10(g)), and promised that SCI would promptly notify ECI if it learned of any such development (Section 7.9). ECI had the right to terminate the Merger Agreement in the event of any such development (Section 8.2(a) and 9.1(a)(i)). Plaintiff relied on SCI's representations and promises, and understood that SCI had a duty to disclose any such adverse development to ECI, and its board of directors, including plaintiff.

Plaintiff's Original Petition          8

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     33.  The October 5, 1998 issue of BUSINESS WEEK reported that low mortality rates were having a significant impact on the funeral home industry, and SCI in particular. But defendant Heiligbrodt downplayed these concerns by portraying SCI's insurance division as being an adequate hedge against any such declining death rates:

     But now, demographers see growing evidence that medical advances and healthier lifestyles are letting more of us defer the day of reckoning. In a dramatic change from past projections, age-adjusted deaths in the U.S. fell 3% last year on top of smaller declines the prior two years, according to the Centers for Disease Control & Prevention. Experts say the key causes are advances in HIV treatment, post-surgery heart care, and new strides in low birth weight infant survival -- and that the trend should continue. "The decrease in the death rate is based on solid progress that shouldn't reverse," insists Dr. Charles G. Hertz, chief medical director of Metropolitan Life Insurance Co. and editor of the demographic and healthcare journal Statistical Bulletin. That news, while encouraging for most of us, is forcing SCI to alter its growth strategy. After a torrid pace of funeral home acquisitions -- SCI has bought more than 1,800 homes since 1995 -- the chain is downshifting its dealmaking and cranking up sales of "pre-need," or prearranged, funerals to boost revenues. It recently created a finance division as part of a plan to profit from selling life insurance policies tied to funeral costs. Even with the market slowdown, "we can expand future revenues by expanding pre-need [sales]," insists SCI President L. William Heiligbrodt.

     34. This statement was false and misleading when made because it tended to portray SCI as not being subject to diminished financial returns from declining death rates because the insurance group (selling "pre-need" funerals) could offset any revenue deficiencies from declining death rates. But defendant Heiligbrodt was aware, as SCI would later be forced to admit once its merger had been consummated, that this was untrue.

     35. On October 6, 1998, Raymond James & Associates issued an analyst report rating SCI a "Buy" based upon statements by SCI management that long term growth in Earnings Per Share ("EPS") of 15%-22% was possible, based in large part upon "internal growth of existing

Plaintiff's Original Petition          9

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businesses." But these statements to analysts made by SCI were false and misleading because defendants were aware that market forces, including declining death rates, were actually causing financial results to deteriorate, not increase as SCI maintained.

     36. On October 12, 1998, ABN AMRO, Inc., issued an analyst opinion describing an October 2, 1998 presentation made by SCI for selected market analysts. Based on this presentation, the ABN AMRO analyst concluded, among other things, that "international opportunities continue to abound."

     37. On October 22, 1998, SCI announced financial results over the PR NEWSWIRE for the quarter ended September 30, 1998. SCI reported that both revenues and net income had increased dramatically as follows:

     Three Months Ended September 30, 1998 (Compared to same period 1997)

          o    Revenues       $712 million up 18.6% from $601.0 million

          o    Net Income     $83.2 million up 14.4% from $72.7 million

          o    Diluted EPS    $0.32 up 14.3% from $0.28

     38.  Defendant Waltrip commented favorably on these results, stating:

     I am pleased to report another quarter of increased profitability for SCI despite the widely publicized reduced number of deaths reported by our industry.

     39. This statement was false and misleading in that it downplayed the effect that declining death rates were having on SCI. The misrepresentations continued with statements from defendant Heiligbrodt:

Plaintiff's Original Petition          10

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     Since 1990, SCI's North American market share has nearly doubled to approximately 11% today, mainly through acquisitions, new construction and prearranged funerals. SCI's market share is expected to increase as we accelerate the sales of prearranged funerals. We plan to double the annual sales of prearranged funerals within five years.

     40. This statement was false and misleading in that it tended to portray the sales of "pre-arranged" funerals as shielding SCI from potential problems associated with the declining death rate.

     41. With SCI's announcement of outstanding financial results and outstanding prospects due to its international strategies and "pre-need" sales, the merger continued.

     42. In December, 1998, the Merger Agreement was amended to lower the exchange ratio for the Merger, reflecting the rising price of SCI stock. On December 12, 1998, SCI amended the Prospectus to disclose the lower exchange ratio. In accordance with the renegotiated exchange ratio, plaintiff would receive 0.71053 shares of SCI stock for each of his shares of ECI stock, and exchange his ECI stock options for SCI stock options on the same exchange ratio.

     43. On December 15, 1998, SCI and ECI jointly announced revisions to the terms of the merger agreement over the PR NEWSWIRE:

     Pursuant to and subject to the terms of the Merger Agreement, as amended, each of the issued and outstanding shares of ECI Common Stock will be converted in the merger into the right to receive the number of shares of SCI Common Stock determined by dividing $27.00 by the average SCI Stock Price (as defined below).

     44. Thus, according to the terms of the Merger Agreement, SCI had every incentive to keep its share price artificially high to give itself a more favorable exchange ratio.

Plaintiff's Original Petition          11
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     45. On December 17, 1998, ECI announced over the BUSINESS WIRE that it had rescheduled the date of its special meeting of shareholders to December 31, 1998.

     46. On December 31, 1998, SCI and ECI announced over the PR NEWSWIRE that the stockholders of ECI approved the merger.

     47. On January 15, 1999, the ASSOCIATED PRESS reported that the Federal Trade Commission had approved of a consent agreement which allowed SCI to complete its merger of ECI.

     48. On January 19, 1999, SCI and ECI jointly announced the completion of the merger over the PR NEWSWIRE:

     Service Corporation International (NYSE:SRV) ("SCI") and Equity Corporation International (NYSE:EQU) ("ECI") jointly announced today the consummation of the previously announced merger between ECI and a wholly owned subsidiary of SCI (the "Merger"). As determined in accordance with the merger agreement, the stockholders of ECI will receive 0.71053 of a share of SCI common stock for each share of ECI common stock.

     49. Thus, the merger was consummated with ECI shareholders, including plaintiff, receiving approximately .71 shares of SCI stock for each share of ECI they had owned. This ratio was patently unfair because, as SCI was well aware, its shares were artificially inflated because SCI had failed to disclose that the declining death rate, among other factors, had made SCI much less valuable than the market perceived it to be. However, wanting to consummate this merger on more favorable terms, the defendants withheld and failed to disclose this information until one week after the Merger was consummated.

     50. Through January 19, 1999, SCI did not disclose to ECI or plaintiff any development that could reasonably be anticipated to be adverse to SCI's business or financial

Plaintiff's Original Petition          12

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condition. Plaintiff reasonably believed that there had been no such adverse development up to and including January 19, 1999, because he knew that SCI was required to disclose any such development to ECI during the merger negotiations and SCI had not done so.

     51. On January 26, 1999, with the merger transaction safely completed just one week prior, SCI announced "revised earnings estimates" over the PR NEWSWIRE:

     Service Corporation International (NYSE: SRV), the world's largest funeral and cemetery company, announced today that it expects diluted earnings per share in the fourth quarter of 1998 to be lower than current analyst estimates. For the three months ended December 31, 1998, SCI anticipates diluted earnings per share in the range of $.22-$.24 as compared to $.036 for the three months ended December 31, 1997. The First Call consensus earnings estimate is $.042 per share. For the year ended December 31, 1998, SCI anticipates diluted earnings per share in the range of $1.30-$1.32 as compared to $1.31 for the year ended December 31, 1997. The First Call consensus earnings estimate for the year is $1.51 per share.

     52. SCI continued by enumerating several reasons for this shocking shortfall in earnings for the quarter and year:

     Several factors have adversely affected results during the fourth quarter and these include:

          o Reduced mortality rates in SCI's major markets resulting in fewer funerals performed at SCI's locations.

          o    Cemetery revenues below anticipated levels.

          o Increased operating costs and field overhead expenses associated with necessary investment in newly acquired operations, information technology systems and training programs.

          o Fewer acquisitions during the quarter than were previously expected due to higher than anticipated acquisition pricing.

          o    Disappointing results from selected foreign operations.

Plaintiff's Original Petition          13

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    53. Thus, SCI was finally forced to disclose that the declining death rate was taking a major toll on SCI, and that, despite earlier claims to the contrary, foreign operations and sales of "pre-need" funerals could not hedge SCI from this business problem.

    54. SCI's failure to meet its earnings estimates was material information to plaintiff. If plaintiff had known that SCI anticipated missing or had missed its earnings estimates before the Merger closed on January 19, 1999, plaintiff would have acted to cause ECI to terminate the Merger Agreement. SCI's failure to meet its earnings estimates was a development that could reasonably be anticipated to be adverse to SCI's business or financial condition and SCI did in fact anticipate that it would be adverse to SCI's business and financial condition. SCI knew that the earnings information would come as a tremendous shock to the investment community and would cause an immediate and drastic drop in the price of SCI's shares.

    55. One week after the merger was safely approved and consummated, the truth concerning SCI's financial condition became or began to become known when SCI publicly announced for the first time that its current financial results and future business prospects were much worse than SCI had led the market to believe. The revelation of the truth concerning SCI's business and finances caused SCI's stock price to drop from $34-7/16 per share to $19-1/8 per share on January 26, 1999 -- a one-day loss of $15.32 per share -- or approximately 44% of the value of SCI's per share price and a $3.5 billion decrease in its market capitalization. The stock price of SCI has continued to decline since January, 1999 reaching a price as low as $2.125 per share on August 30, 2000.

Plaintiff's Original Petition          14

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     56.  After SCI publicly announced its failure to meet its earnings estimates on January 26, 1999, SCI's CFO, defendant Champagne, acknowledged to James Hunter, ECI's former President and Chief Executive Officer, that SCI had known before the Merger closed that SCI would substantially miss its earnings estimates.

                              VI. CAUSES OF ACTION

                                    COUNT I

                       Texas Securities Act, Art. 581-33

     57.  Plaintiff repeats and realleges each allegation contained above.

     58. Plaintiff brings this Count under the Texas Securities Act., Art. 581-33A, B, and C, against all defendants.

     59. SCI offered to buy from plaintiff his ECI shares, and to sell plaintiff SCI shares, by means of an untrue statement of a material fact, and by an omission to state a material fact necessary to make the statements made, in the light of the circumstances under which they were made, not misleading.

     60. Defendants, directly and indirectly, by use of means and instrumentalities of interstate commerce and/or the mails, engaged in a plan and course of conduct, pursuant to which each of them knowingly or recklessly engaged in acts, transactions, practices, and courses of business that operated as a fraud and deceit upon plaintiff; made various untrue statements of material fact and omitted to state material facts necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and employed devices and artifices to defraud in connection with the purchase and sale of securities, which were

Plaintiff's Original Petition          15

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intended to, and did: (1) deceive the investing public, including plaintiff, regarding, among other things, (a) the actual and expected revenues and profits of SCI and (b) artificially inflated and maintained the market price of SCI securities.

     61. Pursuant to the aforesaid plan and course of conduct, defendants participated, directly and indirectly, in the preparation and/or issuance of the statements and documents referred to above. Each of the Individual Defendants participated directly in the wrongs complained of herein and had the power and influence, and exercised the same, to cause SCI to engage in the unlawful conduct complained of herein. The Individual Defendants were able to, and did, directly or indirectly, in whole or material part, control the content of SCI's public financial reports, filings with the SEC, and public statements. Each Individual Defendant was provided, for his approval or otherwise, with copies of SCI's reports, filings, releases, and statements herein alleged to have been materially false and misleading prior to or shortly after their issuance by SCI, and had the ability and opportunity to prevent their issuance or to cause them to be corrected.

     62. As an officer and/or director of a publicly held company, each Individual Defendant had a duty to disseminate timely, accurate, truthful, and complete information and a duty to disseminate on behalf of SCI timely, accurate, truthful, and complete financial statements so that the market price of SCI common stock would be based on truthful, accurate and complete information. As hereinafter alleged, each Individual Defendant violated these specific duties and obligations.

Plaintiff's Original Petition          16

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     63.  Said statements and documents were materially false and misleading in that, among other things, they misrepresented the actual and expected revenues and profits of SCI, and its financial condition in at least the following respects:

     (a) Foreign sales were not expanding at a "tremendous pace" as stated by defendant Waltrip on July 23, 1998; and

     (b) Sales of "pre-need" funeral services could not act as an adequate hedge against a declining death rate, despite assurances from defendant Heiligbrodt that such sales would allow SCI to "maintain our consistent performance."

     At all relevant times, SCI and the Individual Defendants had actual knowledge that the statements and documents complained of herein were materially false and misleading as set forth herein and intended to deceive plaintiff. In the alternative, those defendants acted in reckless disregard for the truth in that they failed or refused to ascertain and disclose such facts as would have revealed the materially false and misleading nature of the statements and documents complained of herein although such facts were readily available to defendants. Said facts and omissions of defendants were committed willfully or with reckless disregard for the truth. In addition, SCI and the Individual Defendants knew or recklessly disregarded that material facts were being misrepresented or omitted as alleged herein.

     64. Information showing that the defendants acted knowingly or with reckless disregard for the truth is peculiarly within defendants' knowledge and control. As senior corporate officers of SCI, the Individual Defendant had knowledge of the details of SCI's financial affairs and results. However, the following facts, among others, indicate a strong

Plaintiff's Original Petition          17

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inference that SCI and the Individual Defendants acted with scienter:

     (a) SCI and the Individual Defendants had strong incentive to keep SCI's share price as high as possible until the merger with ECI was completed in order to keep the exchange ratio more favorable for SCI;

     (b) The factors identified and misrepresented by defendants were so central to SCI's core business operations that the defendants could not have "overlooked" these factors and must have been aware that the representations were untrue.

     65. At all relevant times, the misrepresentations and omissions particularized in this Complaint directly or proximately caused or were a substantial contributing cause of the damages sustained by plaintiff. The misstatements and omissions complained of herein had the effect of creating in the market an unrealistically positive assessment of SCI, as well as of its financial condition and ability to continue as a going concern, causing SCI common stock to be over-valued and artificially inflated at all relevant times. Defendants' false portrayal of SCI's operations and prospects, as well as of SCI's financial condition, resulted in SCI common stock having an artificially inflated price measured by the difference between the market prices and the actual value of such common stock, thus causing the damages complained of herein.

     66. In addition, at the time SCI common stock was actively traded on the NYSE. As a result, the market for SCI common stock was well developed, and the price at which such common stock was initially offered, as well as the prices at which it traded thereafter, necessarily reflected the material misrepresentations and omissions complained of herein.

Plaintiff's Original Petition          18

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     SCI was the issuer for the SCI shares sold to plaintiff via the Merger.
SCI disseminated a prospectus for the Merger exchange shares. The prospectus contained an untrue statement of material fact, and omissions of material fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading.

     67. Plaintiff had no knowledge of the misrepresentations or omissions at the time of the Merger when he sold his ECI shares in return for SCI shares.

     68. Each of the defendants had knowledge of the misrepresentations and omissions or in the exercise of reasonable care would have known of the untruths or omissions.

     69. Each of the Individual Defendants was a control person of SCI for purposes of Art. 581-33F and so is liable jointly and severally with SCI for SCI's violations of Art. 581-33A, B and C.

     70. Pricewaterhouse materially aided SCI, for purposes of Art. 581-33F, in violating Art. 581,33A, B and C. Pricewaterhouse acted directly or indirectly with the intent to deceive plaintiff or acted with reckless disregard for the truth or for the law. Accordingly, Pricewaterhouse is liable jointly and severally with SCI for SCI's violations of Art. 581-33A, B and C.

     71. Pursuant to Art. 581-33D, plaintiff hereby tenders his SCI shares and options and seeks recovery of the value of the ECI shares and options he surrendered upon the Merger, which were worth several million dollars, with any offsets as provided under the statute.

     72.  Plaintiff also seeks costs and reasonable attorneys' fees.

Plaintiff's Original Petition          19

                                    COUNT II

                TEXAS BUSINESS AND COMMERCE CODE SECTION 27.01

     73.  Plaintiff repeats and realleges each allegation contained above.

     74. Plaintiff brings this Count for fraud in a transaction involving stock in a corporation under Tex. Bus. & Comm. Code Section 27.01 against all defendants.

     75. SCI and the Individual Defendants misrepresented that there had been no development that could reasonably be anticipated to be adverse to SCI's business or financial condition through the date the Merger was consummated.

     76. SCI and the Individual Defendants made the material misrepresentations with the intent to induce plaintiff to refrain from terminating the Merger Agreement and to cause ECI to consummate the Merger after shareholder approval and also to cause plaintiff to be unable to sell any of his shares or options while the merger was pending.

     77.  Plaintiff relied on the material misrepresentations.

     78. Plaintiff had no knowledge of the falsity of SCI's material misrepresentations.

     79. As persons who made material false representations to plaintiff in violation of Section 27.01(a), SCI and the Individual Defendants are liable to plaintiff for actual damages under Section 27.01(b). Plaintiff's actual damages exceed $500,000, and include his loss of the value of his ECI stock and options.

     80. Because SCI and the Individual Defendants had knowledge of the falsity of their material misrepresentations, they are liable to plaintiff for exemplary damages under Section 27.01(c).

Plaintiff's Original Petition          20

     81. Pricewaterhouse had knowledge of the falsity of SCI's and the Individual Defendant's material misrepresentations, but failed to disclose same to ECI and plaintiff. Pricewaterhouse benefited from the fraud in that it retained SCI's audit business. Accordingly, Pricewaterhouse is liable to plaintiff for actual and exemplary damages under Section 27.01(d).

     82. All the defendants are liable to plaintiff under Section 27.01(e) for reasonable and necessary attorney's fees, expert witness fees, costs for copies of depositions and costs of court.

                                   COUNT III

                                COMMON LAW FRAUD

     83.  Plaintiff repeats and realleges each allegation contained above.

     84.  Plaintiff alleges this Count against SCI and the Individual
Defendants.

     85. SCI and the Individual Defendants made the material misrepresentations described above. In addition, SCI and the Individual Defendant had a duty to disclose the information concerning SCI's poor results, but failed to do so. As soon as SCI learned of the possibility that it would miss its earnings target, SCI had a duty to inform the plaintiff, and the failure to do so constituted a material omission and a continuing misrepresentation that it had not suffered any adverse development.

     86. SCI and the Individual Defendants knew that the misrepresentations were false when made or made such material misrepresentations recklessly and without any knowledge of their truth, and knew that the omissions failed to correct prior representations that were false.

     87. SCI and the Individual Defendants intended that plaintiff rely on the material misrepresentations.

Plaintiff's Original Petition          21

     88. Plaintiff did rely on SCI's and the Individual Defendants' material misrepresentations.

     89. As a result of the defendants' fraud, plaintiff suffered injury. Plaintiff's actual damages exceed $500,000, and include his loss on the value of his ECI stock and options. The defendants are liable to plaintiff for actual damages.

     90. Defendants willfully and intentionally defrauded plaintiff and so are liable to him for exemplary damages.

                                    COUNT IV

                          NEGLIGENT MISREPRESENTATION

     91.  Plaintiff repeats and realleges each allegation contained above.

     92.  Plaintiff brings this Count against SCI and the Individual Defendants.

     93. SCI and the Individual Defendant provided false information to plaintiff in the course of their business or in a transaction in which they had a pecuniary interest.

     94. SCI and the Individual Defendants provided the false information for the guidance of plaintiff in plaintiff's business.

     95. SCI and the Individual Defendants did not exercise reasonable care or competence in obtaining or communicating the information to plaintiff.

     96. As a result of SCI's and the Individual Defendants' negligent misrepresentations, plaintiff suffered damages. Plaintiff's actual damages exceed $500,000 and include his loss on the value of his ECI stock and options.

Plaintiff's Original Petition          22

                                    COUNT V

                                   CONSPIRACY

     97.  Plaintiff repeats and realleges each allegation contained above.

     98. SCI and Pricewaterhouse conspired to hide SCI's true value from the public for the purpose of inducing plaintiff, inter alia, to effect the Merger, and not trade his SCI or ECI stock. In furtherance of such purpose, SCI and Pricewaterhouse agreed to commit and did commit the violations of common law and statutory law described above. Plaintiff suffered damages in excess of $500,000 as a result of SCI's and Pricewaterhouse's unlawful acts.

     WHEREFORE, plaintiff prays for relief and judgment as follows:

     A. Compensatory damages against all defendants, jointly and severally, of not less than $500,000;

     B. Exemplary damages against all defendants, jointly and severally, of not less than $5,000,000;

     C.   Interest on the damages in accordance with law;

     D. Plaintiff's reasonable attorney's fees, expert witness fees and other costs of Court; and

     E.   Such other and further relief as the Court may deem just and proper.

                           VII. JURY TRIAL DEMANDED

     Plaintiff demands a trial by jury.

Plaintiff's Original Petition          23

                                        Respectfully submitted,

                                        Buck, Keenan & Owens, L.L.P.



                                        By: /s/ RANDALL C. OWENS
                                            ------------------------
                                            Randall C. Owens
                                            State Bar No. 15380700

                                        700 Louisiana, Suite 5100
                                        Houston, Texas 77002
                                        (713) 225-4500
                                        (713) 225-3719 Fax

                                        ATTORNEYS FOR PLAINTIFF,
                                        JACK T. HAMMER


OF COUNSEL:

SCHREEDER, WHEELER & FLINT, LLP
David H. Flint
Georgia Bar No. 264600
John A. Christy
Georgia Bar No. 125518
1600 Candler Building
127 Peachtree Street, N.E.
Atlanta, Georgia 30303
(404) 681-3450



Plaintiff's Original Petition          24